Exhibit 99.32

Management Discussion & Analysis

Prometic Life Sciences Inc.

For the quarter ended and the six months ended

June 30, 2019

1 of 30

MANAGEMENT’S DISCUSSION & ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader to better understand Prometic Life Sciences Inc.’s (“Prometic” or the “Company”) operations, financial performance and results of operations, as well as the present and future business environment. This MD&A has been prepared as of August 12, 2019 and should be read in conjunction with Prometic’s condensed interim consolidated financial statements for the quarter ended June 30, 2019. Additional information related to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com. All amounts are in thousands of Canadian dollars, except where otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A of the results of operations and the financial condition may contain forward-looking statements about Prometic’s objectives, strategies, financial condition, future performance, results of operations and businesses as of the date of this MD&A.

These statements are “forward-looking” because they represent Prometic’s expectations, intentions, plans and beliefs about the markets the Company operates in and on various estimates and assumptions based on information available to its management at the time these statements are made. Without limiting the generality of the foregoing, words such as “may”, “will”, “expect”, “believe”, “anticipate”, “intend”, “could”, “would”, “estimate”, “continue”, “plan” or “pursue”, or the negative of these terms, other variations thereof or comparable terminology, are intended to identify forward-looking statements although not all forward-looking information contains these terms and phrases. Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to successfully pursue, and secure sufficient funds and resources to pursue research and development (“R&D”) projects to develop, to successfully complete clinical studies in a timely manner, to secure regulatory approval, to manufacture, commercialize value-added pharmaceutical products, and our ability to take advantage of business opportunities in the pharmaceutical industry; reliance on key personnel, collaborative partners and third parties, our patents and proprietary technology, our ability to access capital, the use of certain hazardous materials, the availability and sources of raw materials, currency fluctuations, the value of our intangible assets, negative operating cash flows, legal proceedings, uncertainties related to the regulatory process, general changes in economic conditions and other risks related to Prometic’s industry. More detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations can be found in the Annual Information Form under the heading “Risks and Uncertainties Related to Prometic’s Business”.

Although Prometic has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Therefore, there can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place undue reliance on forward-looking statements.

As a result, Prometic cannot guarantee that any forward-looking statement will materialize. Prometic assumes no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

Prometic (TSX symbol: PLI) (OTCQX symbol: PFSCF) is a clinical-stage biotechnology company focused on the discovery and development of innovative medicines against novel biologic targets for diseases in patients with serious unmet needs. The Company’s primary research focus has been based on our understanding of several orphan G protein-coupled receptors (GPR’s) known as free fatty acid receptors (FFAR’s). FFAR’s are being evaluated as novel therapeutic targets for a variety of inflammatory, fibrotic and metabolic diseases in an emerging field known as immuno-metabolism. The Company is specifically focused on liver, respiratory and renal therapeutic areas, primarily in rare or orphan diseases.

2 of 30

Our lead small molecule, PBI-4050, is preparing to enter pivotal Phase 3 clinical studies for the treatment of Alström syndrome, an ultrarare genetic condition of systemic fibrosis. The Company has also explored PBI-4050 in a number of other inflammatory, fibrotic and metabolic conditions in non-clinical and clinical studies. Our second drug candidate, PBI-4547, is preparing to enter Phase 1 clinical studies to establish safety and tolerability in humans.

The Company also operates two other businesses. Our plasma-derived therapeutic business leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Company’s primary goal with respect to this business is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen) (“Ryplazim™”). Prometic is currently preparing to submit an amendment to its Biologic License Application (“BLA”) with the United States (“U.S.”) Food and Drug Administration (“FDA”) seeking approval to market Ryplazim™ to treat congenital plasminogen deficiency (”PLDG”).

Prometic also operates a bioseparations business in the United Kingdom (“U.K.”) and the Isle of Man (“IoM”) which provides access to its proprietary bioseparation technologies and products to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Recognized as a bioseparations expert, the Company derives revenue from this activity through sales of chromatography media and packed columns which contributes to offset the costs of its own R&D investments.

Prometic has active business operations and employees working in Canada, the U.S., the IoM and the U.K.

BUSINESS UPDATE

Financing

On April 23, 2019 Prometic entered into a series of related arrangements to restructure Prometic’s outstanding indebtedness, reduce its interest and certain other payment obligations, and raise sufficient cash to build a robust balance-sheet for the next phase of Prometic’s development (collectively the “Refinancing Transactions”).

•

$115 million aggregate gross proceeds were raised through a combination of a private placement offering of common shares led by Consonance Capital Management (“Consonance”) and a concurrent equity rights offering (“Rights Offering”) to shareholders of Prometic at a price of $0.01521 per common share (the “Transaction Price”);

•

Approximately $229 million of the outstanding debt owned by Structured Alpha LP (“SALP”) was converted into Common Shares at the Transaction Price, comprising all but $10 million of SALP’s outstanding debt; and

the adjustment of the per warrant exercise price of certain outstanding Common Share purchase warrants of Prometic held by SALP to the Transaction Price (the “Warrant Repricing”).

The Refinancing Transactions were a result of the increasingly challenging financial and business conditions faced by Prometic in the last year, including its inability to raise sufficient equity, equity-linked or debt financing to fully fund execution of its business plan and delays in the regulatory approval and commercialization of RyplazimTM, all while undertaking significant research and development expenditures in the pursuit of its drug discovery platforms as well as maintaining a manufacturing infrastructure to allow Prometic to move toward the approval of Ryplazim™. These challenges, including the resulting financing overhang, precipitated a continuing deterioration in the price of Prometic’s Common Shares on the TSX, which was further exacerbated by the removal in June 2018 of Prometic’s Common Shares from the S&P/TSX Composite Index. The decision to proceed with the Refinancing Transactions followed several previously announced measures to manage Prometic through difficult financial and business conditions and the consideration and review by the Board of numerous alternatives to increase shareholder value, ensure the funding of Prometic’s drug candidates, service and repay its outstanding credit facilities and decrease its debt to equity leverage levels, which levels had been a major barrier to Prometic securing required financing.

3 of 30

Over the course of 2018, Prometic pursued sources of non-dilutive funding, including potential commercial and partnering transactions to strengthen its financial position. During this period, Prometic also pursued equity and equity-related financing initiatives with multiple financial institutions, including U.S. and Canadian investment banking firms, institutional investors, public sector pension plans and financial institutions. Since 2018, Prometic has been unsuccessful in obtaining any capital from these initiatives. Despite such efforts, other than the limited use of an at-the-market (“ATM”) equity distribution agreement with Canaccord Genuity Corp, Prometic’s sole source of financing for nearly two years had been from its main secured creditor, SALP, through several debt financings.

On December 19, 2018, Prometic’s previous Chief Executive Officer, Pierre Laurin, stepped down and the Board appointed Professor Simon Best as interim Chief Executive Officer with a specific mandate to restructure Prometic’s operations and optimize its capital structure, including the identification of options available to Prometic in light of its financial difficulties and the evaluation of various financing alternatives for Prometic.

In early 2019, Management and the Board met several times to review Prometic’s capital structure and liquidity. Throughout this period, the combination of volatile capital markets, difficult operating conditions, delays in obtaining FDA approval for the RyplazimTM BLA, the size of SALP’s existing debt position and its associated security rights, combined with the continued sliding share price, made it impossible for Prometic to raise equity, equity-linked or additional debt financing.

In February 2019, Prometic retained Lazard Frères & Co LLC (“Lazard”), a global financial advisory and asset management firm, to review and execute two key strategic transactions for Prometic, one of which was to secure a licensing partnership for one of Prometic’s late-stage assets and the other was to effect the trade-sale of some of Prometic’s non-core assets. Lazard has made promising initial progress in building competitive processes for both of these potential transactions. The Company has not set a timetable for this process, and there can be no assurance that a transaction will be entered into or consummated, or, if a transaction is undertaken, as to its terms, structure or timing. The Company does not expect to make further public comment regarding these matters unless and until the Board has approved a specific transaction or has concluded its review of strategic alternatives.

After having exhausted all available alternatives, in February 2019 Prometic and SALP initiated discussions to restructure Prometic’s indebtedness to SALP in conjunction with a new equity financing which would reduce Prometic’s debt obligations.

On February 15, 2019, the Board formed a Special Committee (the “Special Committee”) composed of independent directors, free from interest in the Debt Conversion, the Warrant Repricing or the Private Placement and unrelated to the parties involved in these transactions, to oversee Prometic’s review of strategic alternatives in the best interest of the company, which includes the Refinancing Transactions and any other potential joint venture, strategic alliance, other merger and acquisition, or capital markets transaction.

The Board, management of Prometic and the Special Committee, with the assistance of their legal and financial advisors, considered a number of alternatives including non-core asset sales, cost reductions, revenue enhancements, refinancing or repayment of debt and the issuance of new debt or equity and other strategic alternatives, including a potential sale of Prometic. In addition, Prometic retained Stifel and Raymond James to act as co-financial advisors and co-financing agents to Prometic in connection with the Private Placement.

The Special Committee reviewed the terms of the Refinancing Transactions and determined that they were in the best interest of Prometic, including the decision to rely on the financial hardship exemption. This decision was made after considering and reviewing all of the circumstances currently surrounding Prometic and the Refinancing Transactions, including: (i) Prometic’s current financial situation and urgent capital requirements; (ii) the fact that the Refinancing Transactions was the only financing option available to Prometic at the present time; and (iii) all other relevant factors available to the Special Committee. The Special Committee unanimously determined that: Prometic was in serious financial difficulty; the Refinancing Transactions were designed to improve the financial condition of Prometic; and the terms of the Refinancing Transactions were reasonable in the circumstances of Prometic In making these determinations, no member of the Special Committee expressed any materially contrary view or abstained from voting in respect of the Refinancing Transactions.

4 of 30

Given the fact that the Company had limited financial resources and had been presented with a limited opportunity to complete the Debt Conversion, the Warrant Repricing and the Private Placement, the Company believed that it did not have either adequate financial resources or time available to seek security holder approval prior to the completion of these transactions, and that the Refinancing Transactions would not have been available (or available on commercially acceptable terms) after the period of time necessary to convene and hold a meeting of security holders.

As part of this comprehensive process, the following have been designated as the highest near-term priorities for 2019:

•	The earliest possible submission of responses to address the FDA questions about the RyplazimTM BLA

•	The filing and approval of an Investigational New Drug application (“IND”) to enable the commencement of pivotal phase 3 clinical studies of PBI-4050 in Alström Syndrome

•	The signing of out-licensing and partnering agreements for late stage assets and/or the monetization of non-core assets

•	Raising of additional capital; and

•	Completing the process to list Prometic shares on NASDAQ.

On July 2, 2019, In anticipation of potentially filing an application for trading the Company’s common shares on NASDAQ, Prometic announced the consolidation of the Company’s issued and outstanding common shares on the basis of one (1) post-consolidation Common Share for every one thousand (1,000) pre-consolidation Common Shares (the “Consolidation”). This consolidation was approved at the special meeting of the common shareholders of the Company held on June 19, 2019 and commenced trading on the TSX on a post-consolidation basis at the open of trading on July 5, 2019.

Board and senior management changes

On April 23, 2019, Prometic announced the appointment of Stefan Clulow, Managing Director and Chief Investment Officer of Thomvest Asset Management, as Chair of Prometic’s Board of Directors and Kenneth Galbraith as Chief Executive Officer. Concurrent with these leadership changes, Professor Simon Best was appointed Prometic’s Lead Independent Director, and Dr. Benny Soffer, of Consonance, designated as a Prometic board observer.

On May 8, 2019, Prometic announced the appointment of Dr. Gary Bridger, Mr. Timothy Wach and Mr. Neil Klompas to the Board of Directors. These new Board members as well as Professor Simon Best, Stefan Clulow, Kenneth Galbraith and Zachary Newton were included as nominees for election to the Board of Directors by shareholders at the Annual General and Special Meeting of the shareholders, which took place in Montreal, Québec, Canada on June 19, 2019.

Effective September 1, 2019, Ms. Murielle Lortie, currently Vice President - Finance, will be promoted to Chief Financial Officer of the Company and Ms. Marie Iskra, currently Associate General Counsel, will be promoted to General Counsel for the Company. Mr. Patrick Sartore and Mr. Bruce Pritchard will continue to focus on their roles as Chief Operating Officer, North America and Chief Operating Officer, International, respectively.

Business Segments

Prometic’s current operations are primarily focused on the development of small molecule therapeutics against a group of related GPR’s to treat inflammation, fibrosis and metabolic diseases. The Company also operates two integrated businesses in plasma-derived therapeutics and bioseparations. The following provides more detail on each of these segments.

5 of 30

Small molecule therapeutics segment

The Small molecule therapeutics segment is developing drugs against a group of free fatty acid receptors (FFAR1 to 4) and the related GPR84 in an emerging field known as immune-metabolism. The Company’s research is focused on inflammatory, fibrotic and metabolic conditions in patients with liver, respiratory or renal disease, with an emphasis on rare or orphan diseases.

Fibrosis and Mechanism of Action

Following an injury, the body has the ability to repair damaged tissues. However, if an injury is chronic or recurrent in nature, healthy tissue regeneration may not be possible and will be replaced by aberrant fibrotic processes or fibrosis. Fibrosis is characterized by the excessive accumulation of extracellular matrix (“ECM”) in damaged or inflamed tissues and is a common pathological outcome of many inflammatory and metabolic diseases. Numerous clinical conditions can lead to organ fibrosis and loss of organ function; in many cases persistent inflammation leads to the aberrant fibrotic response. The production of various profibrotic cytokines and growth factors by inflammatory cells such as macrophages results in the recruitment and activation of ECM-producing myofibroblasts. There is currently a major unmet need for therapies that are able to effectively target the pathophysiological pathways involved in fibrosis. Notable examples of medical conditions where fibrosis is central to loss of organ function include Alström Syndrome (“ALMS”), Nonalcoholic steatohepatitis (“NASH”), Idiopathic Pulmonary Fibrosis (“IPF”) and Chronic kidney disease (“CKD”).

Prometic has demonstrated that the “up-regulation” of receptor GPR40 concomitant with the “down-regulation” of receptor GPR84 promotes the normal healing process as opposed to promoting the fibrotic process. Prometic’s drug candidates have a dual mode-of-action as agonists (“stimulators”) of GPR40 and antagonists (“inhibitors”) of GPR84. A number of manuscripts have been submitted for publication now that the Company has filed a sufficiently broad range of patents to fully protect its portfolio of drug candidates that modulate these two receptors. The first manuscript entitled “A Newly Discovered Antifibrotic Pathway Regulated by Two Fatty Acid Receptors: GPR40 and GPR84” was published on February 16, 2018 in the American Journal of Pathology. Other peer-reviewed articles recently published include manuscripts entitled “Fatty acid receptor modulator PBI-4050 inhibits kidney fibrosis and improves glycemic control” published in the Journal of Clinical Investigation on May 17, 2018 and “PBI-4050 reduces stellate cell activation and liver fibrosis through modulation of intracellular ATP levels and LKB1-AMPK-Mtor pathway” published on August 9, 2018 in the Journal of Pharmacology and Experimental Therapeutics.

The clinical activity of our small molecules, such as PBI-4050, has been observed in over 30 different preclinical models performed by the Company and by other institutions using PBI-4050 in their own animal models, including Vanderbilt University, University of Ottawa, Université de Montréal, McMaster University and the Montreal Heart Institute. PBI-4050 has also successfully completed three separate phase 2 clinical studies supporting the translation of such results into biologic activity in humans. While the Small molecule therapeutics segment has several promising drug candidates, management has thus far focused its efforts on the lead drug, PBI-4050, which has been tested in approximately 250 healthy volunteers and human subjects.

PBI-4050 - Regulatory Designations

PBI-4050 has been granted Orphan Drug Designation by the FDA and the European Medicines Agency (“EMA”) for the treatment of ALMS as well as for the treatment of IPF. PBI-4050 has also been granted a Promising Innovative Medicine (“PIM”) designation in the U.K. by the Medicines and Healthcare products Regulatory Agency (“MHRA”) for the treatment of IPF and ALMS. Additionally, PBI-4050 has also been granted rare pediatric disease designation by the FDA for the treatment of ALMS, which makes it potentially eligible to receive a priority review voucher (“PRV”) upon regulatory approval by the FDA.

PBI 4050 - Alström Syndrome

The Company’s current focus is on the development of its lead drug, PBI-4050, for the treatment of ALMS. According to the National Organization for Rare Disorders (“NORD”), this severe fibrosis condition affects approximately 1,200 patients globally and therefore the clinical program under discussion with the regulatory agencies will be pursued by Prometic independently.

6 of 30

ALMS is a rare inherited autosomal recessive syndrome characterized by the onset of obesity in childhood or adolescence of type 2 diabetes, often with severe insulin resistance, dyslipidemia, hypertension and severe multi-organ fibrosis, involving the heart, liver, and kidney. The most common cause of death is heart failure with dilated cardiomyopathy due to progressive cardiac fibrosis, while fibrosis leading to liver failure is also responsible for a large number of deaths. ALMS is also characterized by a progressive loss of vision and hearing and by short stature. Prometic is currently investigating the effects of PBI-4050 in ALMS patients in an open label, Phase 2 clinical study in the U.K.

ALMS includes many of the features of metabolic syndrome, including obesity, Type 2 diabetes with insulin resistance, liver steatosis (“fatty liver”), and liver fibrosis. Non-alcoholic fatty liver disease (“NAFLD”) is the manifestation of metabolic syndrome in the liver. Due to a worldwide obesity epidemic, NAFLD now affects 20–30% of the global population. Only a small minority of patients with NAFLD will develop more aggressive liver diseases with inflammation and fibrosis, such as NASH, however since the number of patients with NAFLD is so large, NASH has become the most common cause of severe liver disease worldwide. In ALMS, the progression of liver steatosis to fibrosis is much more aggressive than in “typical” metabolic syndrome patients.

The on-going ALMS study is an open-label, single-arm, phase 2 clinical study at Queen Elizabeth Hospital, Birmingham, which is the specialty center for ALMS in the U.K. The patients are treated with PBI-4050 (800 mg) once daily and undergo intensive investigation to document the effects of PBI-4050 on the progressive organ fibrosis, including magnetic resonance imaging of the liver and of the heart. Each patient is evaluated against their individual results at study entry, as well as against their historical trend when available. The study initially enrolled 12 patients, eight of whom are continuing in the study. With continuing review of the study results, the Data Safety Monitoring Board (“DSMB”) and the MHRA have agreed to multiple extensions of the study. All eight subjects have now completed more than 2 years of treatment with PBI-4050. In addition to preliminary evidence of clinical efficacy observed on liver fibrosis, the analysis of interim cardiac MRI data also indicates a reduction of cardiac fibrosis. PBI-4050’s safety and tolerability profile has been observed in clinical data over this extended period without any serious drug related adverse events recorded.

The Company has met with the FDA and EMA to present the results of the study and to discuss the regulatory pathway and is now actively working with specialist ALMS centers and with ALMS patient advocacy groups in the U.S. and Europe with a plan to commence its PBI-4050 treatment of ALMS pivotal phase 3 study in in the near future.

PBI-4050 – Other Indications

Liver steatosis (fatty liver) is very common in ALMS subjects from childhood onwards and has a high rate of progression to liver fibrosis much higher than the rate seen in the general population with typical metabolic syndrome and NAFLD progressing to fibrosis NASH. The Company has reviewed the results obtained in the ongoing open-label phase 2 studies of PBI-4050 in ALMS and believes that these results suggest a potential benefit of PBI-4050 in NASH patients.

In 2018, Prometic completed a Phase 2 clinical study of PBI-4050 in patients with IPF, as monotherapy and in combination with approved therapies.

In addition, the Company continues to explore other potential indications for PBI-4050 in future clinical studies.

Advancing analogue PBI-4547 into Clinical Development

The Company is planning to initiate phase 1 clinical studies of its next small molecule, PBI-4547. In preclinical studies, PBI-4547 has been demonstrated to address many of the fundamental aspects of metabolic syndrome. Among other actions, it encourages ß-oxidation of fatty acids, thus leading to fat being “burned” rather than laid down as subcutaneous or visceral fat.

7 of 30

Plasma-derived therapeutics segment

The Plasma-derived therapeutics segment includes our proprietary plasma-derived therapeutics platform, which enables the development of our pipeline of biopharmaceutical candidates. This is achieved by leveraging our proprietary affinity ligand technology, which enables a highly efficient extraction and purification process of therapeutic proteins from human plasma.

The Company’s primary goal with respect to this platform is to develop and launch treatments for unmet medical needs and rare diseases via therapeutic proteins not currently commercially available, such as Ryplazim™. Ryplazim™ is the first biopharmaceutical expected to be launched commercially pending the review and approval of its BLA by the FDA. Ryplazim™ has been granted Orphan Drug designation by both the FDA and the EMA for the treatment of PLDG deficiency and has also been granted Fast Track status by the FDA.

Ryplazim™ has been granted a rare pediatric disease designation by the FDA for the treatment of congenital plasminogen deficiency which also makes it eligible to potentially receive PRV upon regulatory approval.

Lead Drug Product Candidate – Ryplazim™

Ryplazim™ for the treatment of congenital plasminogen deficiency is the first biopharmaceutical expected to be launched commercially pending the review and approval of the amendments to its BLA required by the FDA following receipt of a Complete Response Letter, in April 2018, to the original BLA. The Company expects to file the BLA amendment in H1 2020.

Plasminogen is a naturally occurring protein that is synthesized by the liver and circulates in the blood. Activated plasminogen, plasmin, is a fundamental component of the fibrinolytic system and is the main enzyme involved in the lysis of blood clots and clearance of extravasated fibrin. Plasminogen is therefore vital in wound healing, and has other important functions in cell migration, tissue remodeling, angiogenesis, and embryogenesis.

The most common and visible lesion associated with plasminogen deficiency is ligneous conjunctivitis, which is characterized by thick, woody (ligneous) growths on the conjunctiva of the eye, and if left untreated, can lead to corneal damage and blindness. Ligneous growths tend to recur after surgical excision, thereby requiring multiple surgeries. While ligneous conjunctivitis is the most common lesion, congenital plasminogen deficiency is a multi-system disease that can also affect the ears, sinuses, tracheobronchial tree, genitourinary tract, and gingiva. Tracheobronchial lesions can result in respiratory failure. Hydrocephalus has also been reported in children with severe hypoplasminogenemia, apparently related to the deposition of fibrin in the cerebral ventricular system.

Patients with PLDG have a life-long inability to produce sufficient plasminogen. However, patients who have normal plasminogen levels may develop an acute, acquired deficiency when they suffer certain acute illnesses. Our first priority is to provide a treatment for PLDG deficiency and once commercially approved, to explore other indications for the same IV formulation of RyplazimTM such as acquired plasminogen deficiency in critical care settings such as thrombolytic disorders, acute exacerbations in IPF and ex-vivo applications such as the conditioning of donor organs prior to transplantation.

8 of 30

There is also significant further potential to leverage the same plasminogen active pharmaceutical ingredient as an injectable sub-cutaneous formulation to promote the healing of hard-to-treat wounds such as chronic tympanic membrane perforations.

In a pivotal phase 2/3 clinical trial for the treatment of PLDG, RyplazimTM met its primary and secondary endpoints following the intravenous (“IV”) administration of Ryplazim™ to 10 patients for 12 weeks. In addition to being well tolerated and without any drug related serious adverse events, the phase 2/3 clinical trial achieved a 100% success rate for its primary end point, namely, a targeted increase in the plasma level of plasminogen immediately prior to the next infusion (“trough level”). Moreover, clinical data observed indicate that all patients who had active visible lesions when enrolled in the trial had complete healing of all lesions within weeks of treatment, a 100% patient response rate for this critical secondary end point.

Repeated IV doses of 6.6mg/kg of RyplazimTM demonstrated excellent efficacy in the resolution of lesions due to PLGD with no recurrences or new lesions while on replacement therapy for 48 weeks, with no safety concerns.

On March 28, 2018, Prometic provided an update on the status of the FDA review of its BLA for Ryplazim™, and subsequently the FDA issued a Complete Response Letter (“CRL”).

The FDA identified the need for Prometic to make a number of changes in the Chemistry Manufacturing and Controls (“CMC”) section. These require the implementation and validation of additional analytical assays and “in-process controls” in the manufacturing process of Ryplazim™. Once completed and validated, Prometic is required to manufacture additional Ryplazim™ conformance batches to confirm the effectiveness of these process changes.

The FDA has indicated that the submission of the amended BLA for Ryplazim will not impact the previously granted designations, including the Priority Review Status, the Orphan Drug Designation and the Rare Pediatric Disease Designation for Ryplazim™ for the treatment of PLDG.

The Company announced in October 2018 the successful completion of a Type C meeting during which the FDA agreed with its proposed action plan for the implementation of additional analytical assays and in-process controls related to RyplazimTM manufacturing process. As a result of the feedback received during that Type C meeting, the Company has finalized the Process Performance Qualification (“PPQ”) protocol required for the manufacturing of RyplazimTM conformance lots. The Company continues to interact with the FDA regarding the filing of its amended BLA. It has also engaged external consultants to assist with this process.

The critical path towards regulatory approval for RyplazimTM in the U.S. is as follows:

1.	Development and validation of new analytical assays and in-process controls (complete)

2.	Finalization of PPQ protocol (complete)

3.	Manufacturing of additional conformance lots (complete)

4.	Fill & Finish at external Contract Manufacturing Organization (“CMO”) (in process)

5.	Data analysis & preparation of required documents for FDA (in process)

6.	Regulatory filing of BLA amendment documents – now likely to take place in H1 2020

7.	Anticipated new PDUFA date after acceptance of the amended BLA

Other Plasma-Derived Therapeutics

Prometic has developed processes to recover and purify several other proteins, including from plasma including IV Immunoglobulin (“IVIG”), however, given the market opportunity of Ryplazim™, activities on other proteins has been suspended.

9 of 30

Bioseparations segment

Prometic’s Bioseparations segment is known for its expertise in bioseparation, specifically for large-scale purification of biologics and the elimination of pathogens. These technologies are being used by several industry leaders. Prometic has also leveraged its own industry leading affinity technology to develop a highly efficient extraction and purification process of therapeutic proteins from human plasma in order to develop best-in-class therapeutics. The Bioseparations segment supplies its chromatography products and services to the Plasma-derived therapeutics segment and also to our licensees and other third-party customers. The Prometic Bioseparations segment 2018 sales exceeded $21 million, which represents a 35% increase over 2017 revenues, and the Company anticipates further moderate revenue growth for 2019.

This growth is due to a number of factors, including the expansion of manufacturing activities by existing clients who utilize Prometic’s products in their production processes, the adoption of products by new clients, the introduction of new products, and the continuing expansion of the market for bioseparation products. The ongoing manufacturing expansion of the Isle of Man facility will enable the company to manufacture over 35,000 liters of chromatography adsorbents annually, with a potential sales value exceeding $133 million per annum. This additional manufacturing capacity will be used to meet the growing demand for the segment’s products, and to provide the resins required for Prometic’s own plasma protein manufacturing operations.

10 of 30

FINANCIAL PERFORMANCE

Amounts in tables are expressed in thousands of Canadian dollars, except per share amounts.

Results of operations

The consolidated statement of operations for the quarter and the six months ended June 30, 2019 compared to the same periods in 2018 are presented in the following table.

	Quarter ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Revenues	$8,752	$20,155	$16,985	$24,447
Expenses
Cost of sales and other production expenses	3,881	16,406	8,233	21,172
Research and development expenses	24,157	24,004	43,349	46,420
Administration, selling and marketing expenses	18,590	6,944	26,234	14,647
Loss (gain) on foreign exchange	107	958	(1,676)	2,069
Finance costs	3,556	5,332	10,909	9,575
Loss on extinguishments of liabilities	92,294	—	92,374	—
Change in fair value of financial instruments measured at fair value through profit or loss	(1,369)	—	(1,140)	—

Net loss before income taxes	$(132,464)	$(33,489)	$(161,298)	$(69,436)

Income tax loss (recovery):
Current	1,239	—	1,239	(1)
Deferred	—	(422)	—	(1,753)

	1,239	(422)	1,239	(1,754)

Net loss	$(133,703)	$(33,067)	$(162,537)	$(67,682)

Net loss attributable to:
Owners of the parent	(133,617)	(32,270)	(161,753)	(63,941)
Non-controlling interests	(86)	(797)	(784)	(3,741)

	$(133,703)	$(33,067)	$(162,537)	$(67,682)

Loss per share
Attributable to the owners of the parent Basic and diluted 1)	$(8.12)	$(38.97)	$(18.61)	$(77.41)

Weighted average number of outstanding shares (in thousands) 1)	16,451	828	8,692	826

1)	Refer to the section on subsequent event regarding the calculation of the loss per share and the weighted average number of shares outstanding.

Revenues

Total revenues for the six months ended June 30, 2019 were $17.0 million compared to $24.4 million during the comparative period of 2018 which represents a decrease of $7.5 million. Total revenues for the quarter ended June 30, 2019 were $8.8 million compared to $20.2 million during the comparative period of 2018 which represents a decrease of $11.4 million. Revenues in 2019 and 2018 were mainly driven by sales of product.

11 of 30

The following table provides the breakdown of total revenues by source for the quarter and the six months ended June 30, 2019 compared to the corresponding periods in 2018:

	Quarter ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Revenues from the sale of goods	$8,392	$19,690	$16,147	$23,479
Revenues from the rendering of services	328	329	771	579
Rental revenue	32	136	67	389

	$8,752	$20,155	$16,985	$24,447

Revenues from the sale of goods were $16.1 million during the six months ended June 30, 2019 compared to $23.5 million during the corresponding period of 2018, representing a decrease of $7.3 million. The decrease is mainly due to $13.8 million less sales of excess normal source plasma as a result of the change in production forecasts due to the delay of the BLA approval for RyplazimTM. This decrease was partially offset by an increase in sales of specialty plasma collected at our plasma collection center in Winnipeg by $2.0 million and in sales from our Bioseparations products by $4.4 million compared to the six months ended June 30, 2018.

Revenues from the sale of goods were $8.4 million during the quarter ended June 30, 2019 compared to $19.7 million during the corresponding period of 2018, representing a decrease of $11.3 million. The decrease is due to the decrease in sales of excess normal source plasma inventory and was partially offset by an increase in sales from our Bioseparations products by $2.3 million.

Cost of sales and other production expenses

Cost of sales and other production expenses were $8.2 million during the six months ended June 30, 2019 compared to $21.2 million for the corresponding period in 2018, representing a decrease of $12.9 million. Cost of sales and other production expenses were $3.9 million during the quarter ended June 30, 2019 compared to $16.4 million for the corresponding period in 2018, representing a decrease of $12.5 million. This statement of operation caption includes the cost of the inventory sold, as well as non-capitalizable overhead related to commercial inventory and inventory write-downs. The decrease in cost of sales and other production expenses, is mainly driven by changes in the volume of sales of goods. Margins were significantly higher in 2019 since the comparative period includes a large sale of normal source plasma which was sold at a price $1.5 million below its carrying amount on the statement of financial position.

Revenues from the sale of goods is composed of different products and the margins on individual products vary significantly. Several bioseparations products may not be produced or sold on a yearly basis and some products are produced in varying batch sizes. This creates volatility in sales, cost of goods sold and the resulting margins from period to period.

Research and development expenses

The R&D expenses for the quarter and the six months ended June 30, 2019 compared to the same periods in 2018, broken down into its two main components, are presented in the following table:

	Quarter ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Manufacturing and purchase cost of therapeutics used for R&D activities	$11,764	$10,935	$20,981	$17,919
Other research and development expenses	12,393	13,069	22,368	28,501

Total research and development expenses	$24,157	$24,004	$43,349	$46,420

R&D expenses were $43.3 million during the six months ended June 30, 2019 compared to $46.4 million for the corresponding period in 2018, representing a decrease of $3.1 million. R&D expenses were $24.2 million during the quarter ended June 30, 2019 compared to $24.0 million for the corresponding period in 2018, representing a slight increase of $0.2 million.

12 of 30

R&D expenses include the cost to manufacture plasma-derived therapeutics and small molecule therapeutics for use in clinical trial studies, to supply clinical trial patients until commercially approved product is available, and for the development of our production processes of RyplazimTM in preparation of filing an amended BLA. The plasma-derived therapeutics are produced at the Laval plant and the Winnipeg contract manufacturing organization (“CMO”) while the small molecule therapeutics are manufactured by third party CMOs for Prometic. The manufacturing and purchase cost of these therapeutics was $21.0 million during the six months ended June 30, 2019 compared to $17.9 million during the comparative period in 2018, representing an increase of $3.1 million, while the manufacturing and purchase cost of these therapeutics was $11.8 million during the quarter ended June 30, 2019 compared to $10.9 million during the quarter ended June 30, 2018.

There was no commercial production of plasma-derived therapeutics in 2018 and 2019 as the focus was on addressing comments received by the FDA following their audit at the end of 2017 and therefore, cost of manufacturing activities were classified as R&D expenses.

Other R&D expenses were $22.4 million during the six months ended June 30, 2019 compared to $28.5 million for the corresponding period in 2018, a decrease of $6.1 million. The decrease is mainly due to the reduction in clinical trial expenses of $4.3 million and pre-clinical studies of $1.3 million as the IVIG primary immunodeficiencies phase 3 clinical trial nears completion and the spending relating to the plasminogen congential deficiency clinical trial and the validation of analytical assays and in-process controls in the manufacturing of RyplazimTM has decreased. Salaries decreased by $1.6 million due to reduction of headcount accompanied by a reduction of general operating expenses. These decreases were partially offset by the increase in share-based compensation of $4.5 million compared to comparative period in 2018.

Other R&D expenses were $12.4 million during the quarter ended June 30, 2019 compared to $13.1 million for the corresponding period in 2018, a decrease of $0.7 million. The decrease is mainly due to reduction in salaries, pre-clinical and clinical trial activity in both the plasma-derived therapeutics and small molecule segments as well as a reduction in spending relating to the validation of analytical assays and in-process controls in the manufacturing of RyplazimTM, which was mostly offset by an increase of $4.2 million increase in shared-based payment expense recognized in the period over the comparative period which was almost fully offset by the reduction in salaries, pre-clinical and clinical trial activity in both the plasma-derived therapeutics and small molecule segments as well as a reduction in spending relating to the validation of analytical assays and in-process controls in the manufacturing of RyplazimTM.

Administration, selling and marketing expenses

Administration, selling and marketing expenses were $26.2 million during the six months ended June 30, 2019 compared to $14.6 million for the corresponding period in 2018, representing an increase of $11.6 million. Administration, selling and marketing expenses were $18.6 million during the quarter ended June 30, 2019 compared to $6.9 million for the corresponding period in 2018, representing an increase of $11.6 million. These increases are mainly attributable to the increase in share-based payments expense for the quarter ended and the six months ended June 30, 2019 of $9.4 million and $9.6 million, respectively.

Share-based payments expense

Share-based payments expense represents the expense recorded as a result of stock options and restricted stock units issued to employees and board members. This expense has been recorded as follows:

	Quarter ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Cost of sales and other production expenses	$88	$37	$88	$91
Research and development expenses	5,080	322	5,772	792
Administration, selling and marketing expenses	9,729	347	10,569	943

	$14,897	$706	$16,429	$1,826

Share-based payments expense was $16.4 million during the six months ended June 30, 2019 compared to $1.8 million during the corresponding period of 2018, representing an increase of $14.6 million. Share-based payments expense was $14.9 million during the quarter ended June 30, 2019 compared to $0.7 million during the corresponding period of 2018, representing an increase of $14.2 million.

13 of 30

During 2019, the Company made significant changes to its long-term equity incentive plan to ensure alignment with performance and building shareholder value, and attraction and retention of key employees to drive the Company’s future growth. The following important changes were made:

•

the cancellation in June 2019 of the outstanding options for active employees in return for the issuance of new vested options having an exercise price reflecting the share price at the time of the grant;

•	the modification of the outstanding performance-based restricted share units (“RSU”) into time-vesting RSU; and

•

the issuance of the annual stock option grant to employees and executives. The vesting terms have been changed from those set in the recent years, especially at the executive level; a portion of the executive grants vested immediately while the overall vesting period was extended up to a period of 6 years.

Some of these changes triggered an immediate or accelerated recognition of share-based compensation expense during the quarter ended June 30, 2019. Further details of these changes and their accounting impact are provided in note 16 to the condensed interim financial statements for the quarter and the six months ended June 30, 2019.

Finance costs

Finance costs were $10.9 million for the six months ended June 30, 2019 compared to $9.6 million during the corresponding period of 2018, representing an increase of $1.3 million. This increase reflects the higher level of debt during 2019, until the April 23, 2019 debt restructuring, compared to the same period of 2018. Finance costs were $3.6 million for the quarter ended June 30, 2019 compared to $5.3 million during the corresponding period of 2018, representing a decrease of $1.8 million. The decrease is mainly due to lower level of debt in the quarter ended June 30, 2019 compared to the same period of 2018 since the debt restructuring on April 23, 2019.

The adoption of the new lease standard, IFRS 16, Leases (“IFRS 16”), at the beginning of 2019, under which lease liabilities are recognized for the discounted value of the future lease payments at initial adoption and with interest expense recognized over the term of each lease, is contributing to the increase of finance costs in 2019. The new standard was adopted using the modified retrospective approach and as such, the 2018 figures are not restated. Previously, the embedded interest component in each lease payment was recognized as part of the lease expense included in the various functions presented in the statement of operations such as Cost of sales and other production expenses, R&D and administration, selling and marketing. The interest expense over the lease liabilities was $1.8 million and $3.6 million for the quarter and the six months ended June 30, 2019, respectively.

Loss on extinguishments of liabilities

Loss on extinguishments of liabilities were $92.3 million and $92.4 million for the quarter and the six months ended June 30, 2019 respectively, principally as a result of the Company concluding a debt restructuring agreement on April 23, 2019 with its major creditor SALP. The debt was reduced to $10.0 million plus interest due, in exchange for the issuance of 15,050,312,371 common shares. The difference between the adjustment to the carrying value of the loan of $141.5 million and the amount recorded for the shares issued of $228.9 million was recorded as a loss on extinguishment of a loan of $87.4 million, this amount essentially representing the immediate recognition of the accreted interest that would have otherwise been recognized as finance costs over the years until the maturity of the long-term debt. Legal fees related to the debt restructuring of $0.6 million were also recognized as part of the loss on extinguishments of liabilities.

The shares issued in relation with the debt restructuring contained trading restrictions and accordingly, the Company determined that their quoted price did not fairly represent the value of the shares issued. As such, the issued shares were recorded at fair value using a market approach under a level 2 fair value measurement of $0.01521 per share, resulting in a value of the shares issued of $228,915. The fair value was based on a share issuance for cash on the same date with a non-related party.

14 of 30

The portion of the loan that was not settled was modified into an interest-bearing loan at 10% stated interest, payable quarterly. The modification of the terms was treated as an extinguishment and the reissuance of a new loan for accounting purposes. The difference between the carrying amount of the extinguished loan of $4.7 million and the fair value of the new loan of $8.5 million was recorded as a loss on debt extinguishment of $3.9 million. The new loan has a higher fair value mainly because it is an interest-bearing loan with regular interest payments while the previous loan contained implicit interest in the face value payment due upon maturity and such interest was being accreted over the life of the loan. The expense represents an immediate recognition of a portion of the unrecognized interest expense on the old loan.

As part of the cost to complete the debt restructuring, the 168,735,308 warrants held by SALP (Warrants #1, 2, 8 and 9) were cancelled and replaced with an equivalent number of Warrants #10 that will be exercisable at an exercise price of $0.01521 per common share and expire on April 23, 2027. The increase in the fair value of the replacement warrants compared to those cancelled of $0.4 million was recorded as part of the loss on extinguishment of liabilities.

Change in fair value of financial instruments measured at fair value through profit or loss

In November 2018, the Company issued Warrants #9 as part of the debt modification. The warrants didn’t meet the definition of an equity instrument and were treated as a derivative which was measured at recurring fair value. The change in fair value from December 31, 2018 to April 23, 2019 was a gain of $1.4 million. As part of the debt restructuring, Warrants #9 were subsequently cancelled.

Income taxes

Current Income tax expense was $1.2 million for the quarter and six months ended June 30, 2019 with no such expense recorded in the comparative periods in 2018. The increase in current income tax is due to the sheltering of an income tax expense by the utilization of previously unrecognized non-refundable Federal R&D tax credits. Deferred income tax recovery was $nil for the quarter and the six months ended June 30, 2019 compared to a recovery $0.4 million and $1.8 million during both corresponding periods of 2018. The increase of this expense is mainly due to the assumption that the Company will no longer be eligible for certain R&D tax credits in the U.K. following the change in control that resulted after the debt restructuring in April 2019.

Net loss

The Company incurred a net loss of $162.5 million during the six months ended June 30, 2019 compared to a net loss of $67.7 million for the corresponding period of 2018, representing an increase in the net loss of $94.9 million. The Company incurred a net loss of $133.7 million during the quarter ended June 30, 2019 compared to a net loss of $33.1 million for the corresponding period of 2018, representing an increase in the net loss of $100.6 million. This is mainly driven by the impact of the loss on extinguishment of liabilities caused by the debt restructuring of $92.3 million that occurred during the second quarter and the increase in the share-based payments expense of $14.2 million and $14.6 million, for the quarter and six months ended June 30, 2019, respectively.

15 of 30

Adjusted EBITDA analysis

The Adjusted EBITDA for the quarters and the six months ended June 30, 2019 and 2018 are presented in the following table:

	Quarter ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Net loss	$(133,703)	$(33,067)	$(162,537)	$(67,682)
Adjustments to obtain Adjusted EBITDA
Loss (gain) on foreign exchange	107	958	(1,676)	2,069
Finance costs	3,556	5,332	10,909	9,575
Loss on extinguishments of liabilities	92,294	—	92,374	—
Change in fair value of financial instruments measured at fair value through profit or loss	(1,369)	—	(1,140)	—
Income tax recovery	1,239	(422)	1,239	(1,754)
Depreciation and amortization	2,497	1,429	4,932	2,711
Share-based payments expense	14,897	706	16,429	1,826

Adjusted EBITDA	$(20,482)	$(25,064)	$(39,470)	$(53,255)

Adjusted EBITDA is a non-GAAP measure that is not defined or standardized under IFRS and it is unlikely to be comparable to similar measures presented by other companies. The Company believes that Adjusted EBITDA provides additional insight regarding cash used in operating activities on an on-going basis. It also reflects how management analyzes performance and compares that performance against other companies. In addition, we believe that Adjusted EBITDA is a useful measure as some investors and analysts use EBITDA and similar measures to compare the Prometic against other companies. Adjusted EBITDA adjusts Net loss for the elements presented in the table above.

The comparability of the 2019 Adjusted EBITDA figures compared to those of 2018 have been impacted by the adoption of IFRS 16. The effect of the adoption of IFRS 16 is discussed further in this MD&A under the section changes in accounting policies. Since the lease component costs of lease agreements are now captured in the statement of operations as depreciation of right-of-use assets and the interest component is now captured in financing costs, the effect of IFRS 16 is to improve Adjusted EBITDA as these items are excluded from the computation. The 2018 comparative Adjusted EBITDA figures have not been changed for IFRS 16.

Total Adjusted EBITDA for the six months ended June 30, 2019 was $(39.5) million compared to $(53.3) million for the comparative period of 2018, representing an increase in Adjusted EBITDA of $13.8 million. Total Adjusted EBITDA for the quarter ended June 30, 2019 was $(20.5) million compared to $(25.1) million for the comparative period of 2018, representing an increase in Adjusted EBITDA of $4.6 million. This is mainly due to the increase in margin from sales of goods of $5.6 million and $1.2 for the six months and the quarter ended June 30, 2019 compared to the corresponding periods in 2018. The removal of the depreciation of right-of-use assets of $2.4 million and the interest expense on the lease liabilities of $3.6 million in the six months ended June 30, 2019 are other factors explaining the difference, noting however that the comparison is limited as the accounting for leases is very different in each period. The increase is also due to reduction in overall activity as a result of ongoing cost control measures.

16 of 30

Segmented information analysis

For the six months ended June 30, 2019 and 2018

The profit (loss) for each segment and the net loss before income taxes for the total Company for the six months ended June 30, 2019 and 2018 are presented in the following tables.

For the six months ended June 30, 2019	Small molecule therapeutics	Plasma-derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$33	$2,923	$13,959	$70	$16,985
Intersegment revenues	—	7	191	(198)	—

Total revenues	33	2,930	14,150	(128)	16,985
Cost of sales and other production expenses	—	1,663	6,616	(46)	8,233
Manufacturing and purchase cost of therapeutics used for R&D activities	20	21,122	—	(161)	20,981
R&D - Other expenses	6,558	12,107	3,703	—	22,368
Administration, selling and marketing expenses	2,223	4,010	1,650	18,351	26,234

Segment profit (loss)	$(8,768)	$(35,972)	$2,181	$(18,272)	$(60,831)
Gain on foreign exchange					(1,676)
Finance costs					10,909
Loss on extinguishments of liabilities					92,374
Change in fair value of financial instruments measured at fair value through profit or loss					(1,140)

Net loss before income taxes					$(161,298)

Other information
Depreciation and amortization	$363	$3,623	$642	$304	$4,932
Share-based payment expense	3,787	3,470	239	8,933	16,429

For the six months ended June 30, 2018	Small molecule therapeutics	Plasma-derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$—	$14,961	$9,416	$70	$24,447
Intersegment revenues	—	14	319	(333)	—

Total revenues	—	14,975	9,735	(263)	24,447
Cost of sales and other production expenses	—	16,531	4,795	(154)	21,172
Manufacturing and purchase cost of therapeutics used for R&D activities	1,751	16,292	—	(124)	17,919
R&D - Other expenses	7,481	17,623	3,397	—	28,501
Administration, selling and marketing expenses	1,812	5,719	1,502	5,614	14,647

Segment profit (loss)	$(11,044)	$(41,190)	$41	$(5,599)	$(57,792)
Loss on foreign exchange					2,069
Finance costs					9,575

Net loss before income taxes					$(69,436)

Other information
Depreciation and amortization	$257	$1,792	$495	$167	$2,711
Share-based payment expense	325	496	124	881	1,826

Small molecule therapeutics segment

The segment loss for small molecule therapeutics was $8.8 million during the six months ended June 30, 2019 compared $11.0 million during the corresponding period, a decrease on segment loss of $2.3 million mainly due to the $1.7 million decrease in manufacturing and purchase cost of therapeutics used for R&D activities from third party manufacturers to be used for clinical trials and pre-clinical research. Other R&D also declined due to a reduction in clinical trial and pre-clinical studies expenses which were partially offset by an increase in share-based payment expense of $3.5 million.

Plasma-derived therapeutic segment

The revenues for the Plasma-derived therapeutics segment are usually generated from the sales of specialty plasma to third parties. However over the past 14 months, revenues have also been generated from the sale of excess normal source plasma to third parties as a result of the change in production forecasts due to the delay of the BLA approval for RyplazimTM. External revenues were $2.9 million in the six months ended June 30, 2019 compared to $15.0 million in the comparative period representing a decrease of $12.0 million mainly due to $13.8 million less sales of normal source plasma. The normal source plasma sold for $14.0 million during the six months ended June 30, 2018 was sold at a value below its carrying amount of $15.6 million. The increase of $2.0 million in sales of specialized plasma in the six months ended June 30, 2019 compared to the same period in 2018 partially offset the decline in normal source plasma sales.

17 of 30

The manufacturing cost of plasma-derived therapeutics to be used in clinical trials and for the development of our production processes was higher during the six months ended June 30, 2019 at $21.1 million compared to $16.3 million during the corresponding period of 2018, representing an increase of $4.8 million, mainly due to the expensing of additional inventories that are now expected to be used to supply clinical trial patients until commercially approved product is available.

Other R&D expenses were $12.1 million during the six months ended June 30, 2019 compared to $17.6 million during the corresponding period of 2018, representing a decrease of $5.5 million. The decrease is mainly due to the reduction in the clinical trial and pre-clinical research expenses of $3.4 million and $1.1 million respectively over the comparative period. This is also explained by a reduction in gross wages due to reduction in headcount of $1.5 million which was partially offset by an increase in the share-based payment expenses recognized in Other R&D expenses of $2.4 million.

Similar to the overall R&D expenditures, Administration, selling and marketing expenses decreased by $1.7 million mainly due to a reduction of spending related to the preparation of the commercial launch in the current period compared to the same period in 2018. Also, the administrative support that the segment receives from the head office decreased in the six months ended June 30, 2019 as the segment focused almost solely on the refiling of the BLA. The segment loss for the six months ended June 30, 2019 was $36.0 million compared to $41.2 million for the corresponding period, and was mainly driven by the reduction of R&D expenses and Administration, selling and marketing expenses.

Bioseparations segment

The revenues for the Bioseparations segment are generated mainly from sales of goods and the provision of resin development services to external customers but the segment also generates the same type of revenues from its transactions with the Plasma-derived therapeutics segment. Revenues for the segment increased by $4.4 million for the six months ended June 30, 2019 compared to the corresponding period of 2018 mainly due to external revenues. The contribution of those sales (sales of goods less cost of sales) increased by $2.6 million in the current period compared to the corresponding period in 2018.

The Bioseparations segment generated a profit of $2.2 million in the six months ended June 30, 2019 compared to breaking-even during the six months ended June 30, 2018 which is mainly driven by the increase in net margin of $2.6 million.

18 of 30

For the quarters ended June 30, 2019 and 2018

The loss for each segment and the net loss before income taxes for the total Company for the quarters ended June 30, 2019 and 2018 are presented in the following table:

For the quarter ended June 30, 2019	Small molecule therapeutics	Plasma-derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$2	$725	$7,990	$35	$8,752
Intersegment revenues	—	—	191	(191)	—

Total revenues	2	725	8,181	(156)	8,752
Cost of sales and other production expenses	—	533	3,394	(46)	3,881
Manufacturing and purchase cost of therapeutics used for R&D activities	20	11,888	—	(144)	11,764
R&D - Other expenses	3,853	6,631	1,909	—	12,393
Administration, selling and marketing expenses	1,592	2,048	800	14,150	18,590

Segment profit (loss)	$(5,463)	$(20,375)	$2,078	$(14,116)	$(37,876)
Loss on foreign exchange					107
Finance costs					3,556
Loss on extinguishments of liabilities					92,294
Change in fair value of financial instruments measured at FVPL					(1,369)

Net loss before income taxes					$(132,464)

Other information
Depreciation and amortization	$186	$1,824	$327	$160	$2,497
Share-based payment expense	3,390	3,119	172	8,216	14,897

For the quarter ended June 30, 2018	Small molecule therapeutics	Plasma-derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$—	$14,438	$5,682	$35	$20,155
Intersegment revenues	—	—	202	(202)	—

Total revenues	—	14,438	5,884	(167)	20,155
Cost of sales and other production expenses	—	14,427	2,063	(84)	16,406
Manufacturing and purchase cost of therapeutics used for R&D activities	1,067	9,961	—	(93)	10,935
R&D - Other expenses	3,215	8,238	1,616	—	13,069
Administration, selling and marketing expenses	915	2,811	749	2,469	6,944

Segment profit (loss)	$(5,197)	$(20,999)	$1,456	$(2,459)	$(27,199)
Loss on foreign exchange					958
Finance costs					5,332

Net loss before income taxes					$(33,489)

Other information
Depreciation and amortization	$126	$965	$252	$86	$1,429
Share-based payment expense	154	193	56	303	706

Small molecule therapeutics segment

The segment loss for Small molecule therapeutics increased by $0.3 million during the quarter ended June 30, 2019 compared to the corresponding period in 2018. The increase in loss is mainly due to an increase in share-based payment expense of $3.2 million during the quarter ended June 30, 2019 compared to the prior period that affected both the Other R&D and Administration expenses. This was partially offset by the reduction in manufacturing and purchase cost of therapeutics used for R&D activities and a reduction in clinical trial and pre-clinical studies expenses.

Plasma-derived therapeutic segment

Sales of normal source and specialty plasma to third parties made up the Plasma-derived therapeutics segment revenues in the quarters ended June 30, 2019 and 2018. Revenues from the segment were lower by $13.7 million during the quarter ended June 30, 2019 compared to the corresponding period of 2018 mainly due to a significant sale of excess normal source plasma of $14.0 million in 2018. The latter didn’t affect the segment profitability during the quarter ended June 30, 2018, as a loss was realized in the first quarter of 2018 upon confirmation of the sales price.

The segment loss decreased by $0.6 million for the quarter ended June 30, 2019 compared to the corresponding period in 2018, mainly due to $1.6 million reduction in the other R&D expenses as the clinical activity from the IVIG clinical trial for the pediatric cohort is coming to an end with the last patient having received their last dose at the start of 2019,

19 of 30

offset by the increase of $1.9 million in Manufacturing and purchase cost of therapeutics used for R&D activities mainly related to the expensing of additional inventories that are now expected to be used to supply clinical trial patients until commercially approved product is available. The reduction also reflects the segment’s focus on RyplazimTM, whereas several proteins were being developed in the past. All manufacturing for the quarter ended June 30, 2019 or 2018 were for non-commercial purposes and therefore any cost expensed under Manufacturing and purchase cost of therapeutics used for R&D activities. Cost of sales and other production costs decreased as the quarter ended June 30, 2018 included a large sale of normal source plasma as discussed above. Contributing to the general decline in expenses was the impact of the adoption of IFRS 16, where the financing component of leases are included in financing costs in 2019 and are no longer included in the measurement of the segment’s results.

Administration, selling and marketing expenses declined by $0.8 million mainly reflecting the reduction in administrative support the segment receives from the head office and reduced marketing expenses.

Bioseparations segment

The revenues for the Bioseparations segment are generated mainly from sales of goods and by providing resin development services. Revenues for the segment increased by $2.3 million for the quarter ended June 30, 2019 compared to the corresponding period of 2018 mainly due to an increase in revenue from sales of goods to external customers. The contribution of those sales (sales of goods less cost of sales) increased by $1.0 million in the current period compared to the corresponding period in 2018, resulting in a segment profit of $2.1 million during the quarter ended June 30, 2019 compared to a segment profit of $1.5 million during the corresponding period in 2018, representing an increase in profit of $0.6 million.

20 of 30

Financial condition

The consolidated statements of financial position at June 30, 2019 and December 31, 2018 are presented in the following table followed by a discussion of the key changes in the statement of financial position between both dates.

	June 30, 2019	December 31, 2018
Cash	$81,002	$7,389
Accounts receivable	8,750	11,882
Income tax receivable	7,753	8,091
Inventories	7,958	12,028
Prepaids	2,853	1,452

Total current assets	108,316	40,842
Long-term income tax receivable	113	117
Other long-term assets	2,413	411
Capital assets	38,243	41,113
Right-of-use assets	36,577	—
Intangible assets	19,486	19,803
Deferred tax assets	606	606

Total assets	$205,754	$102,892

Accounts payable and accrued liabilities	$16,949	$31,855
Deferred revenues	535	507
Current portion of lease liabilities	8,625	—
Warrant liability	—	157
Current portion of long-term debt	565	3,211

Total current liabilities	26,674	35,730
Long-term portion of deferred revenues	163	170
Long-term portion of lease liabilities	32,573	—
Long-term portion of operating and finance lease inducements and obligations	—	1,850
Other long-term liabilities	3,474	5,695
Long-term debt	8,560	122,593

Total liabilities	$71,444	$166,038

Share capital	$932,951	$583,117
Contributed surplus	37,931	21,923
Warrants	95,856	95,296
Accumulated other comprehensive loss	(2,340)	(1,252)
Deficit	(922,938)	(755,688)

Equity (deficiency) attributable to owners of the parent	141,460	(56,604)
Non-controlling interests	(7,150)	(6,542)

Total equity (deficiency)	134,310	(63,146)

Total liabilities and equity	$205,754	$102,892

Cash

Cash increased by $73.6 million at June 30, 2019 compared to December 31, 2018. The variation in cash is explained in more detail in the cash flow and liquidity, section however the increase is mainly due to the net proceeds of approximately $70.1 million and $39.2 received in the equity raise of April 23, 2019 and the right offering completed in June 2019, respectively.

Accounts receivables

Accounts receivables decreased by $3.1 million at June 30, 2019 compared to December 31, 2018 mainly due to decrease in trade receivables, as December 2018 figures included an important sale of normal source plasma. Also contributing to the decrease, is a reduction in tax credits receivable as the Company adjusted its estimation of the amount of refundable R&D tax credits it will collect.

21 of 30

Inventories

Inventories decreased by $4.1 million at June 30, 2019 compared to December 31, 2018 mainly due to an increase in the estimated quantity of inventory that will be consumed for the manufacturing of RyplazimTM for R&D purposes, as the timeline for resuming commercial production was extended, and as such were expensed.

Prepaids

Prepaids increased by $1.4 million at June 30, 2019 compared to December 31, 2018 mainly due to the payment of directors and officer’s insurance at the beginning of the year and from increased deposits made when placing orders for certain inventory items.

Capital assets

Capital assets decreased by $2.9 million at June 30, 2019 compared to December 31, 2018 mainly due to the adoption of IFRS 16 and the transfer of finance leases to the right-of-use assets on January 1, 2019 and the depreciation expense taken during the period.

Right-of-use assets, lease liabilities and long-term portion of operating and finance lease inducements and obligations

As at June 30, 2019, $36.6 million in right-of-use assets and $41.2 million of lease liabilities were recognized while the long-term portion of operating and finance lease inducements and obligations of $1.9 million were derecognized as a result of the adoption of IFRS 16 at the beginning of the year. Details on the impact of the adoption of IFRS 16 are provided in the section on changes in accounting policies in the condensed interim consolidated financial statements for the quarter and six months ended June 30, 2019.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities decreased by $14.9 million at June 30, 2019 compared to December 31, 2018, mainly due to the reduction of trade payable of $11.6 million, as the Company caught up on the payment of supplier invoices that were due after it successfully raised financing during the second quarter of 2019. The decrease is also due to the reduction in the current portion of operating and finance lease inducements and obligations by $2.5 million, previously included in this caption, due to the adoption of IFRS 16.

Long-term debt

Long-term debt decreased by $116.7 million at June 30, 2019 compared to December 31, 2018, primarily as a result of the debt restructuring on April 23, 2019 which reduced the carrying amount of the long-term debt to $10.6 million (including interest due). This transaction, along with others that occurred between December 31, 2018 and June 30, 2019 and their accounting treatments are explained in note 13 of the condensed interim financial statements for the quarter and six months ended June 30, 2019.

Share Capital

Share capital increased by $349.8 million at June 30, 2019 compared to December 31, 2018. The increase is mainly due to the common shares issued in relation to the debt restructuring that were valued at $228.9 million. The increase is also due to the two private placements on April 23, 2019 for an aggregate gross proceeds of $75.0 million and the gross proceeds of the right offering of $39.4 million.

Contributed surplus

Contributed surplus increased by $16.0 million at June 30, 2019 compared to December 31, 2018. The increase is mainly due to the recognition of share-based payment expense of $16.4 million during the six months ended June 30, 2019.

Warrants

Warrants classified as equity increased by $0.6 million at June 30, 2019 compared to December 31, 2018 mainly due to the recognition of the incremental value of the Warrants #10 that were issued in conjunction with the debt restructuring on April 23, 2019 at an exercise price of $0.01521 compared to the then fair value of Warrants #1, #2, and #8 which were cancelled.

22 of 30

Subsequent event

On July 5, 2019, the Company performed a thousand-to-one share consolidation of the Company’s issued equity instruments including common shares, warrants, options and RSU. Any quantity relating to these instruments for 2018 and up to July 5, 2019 or any per unit price such as exercise prices, presented throughout this MD&A have not been restated for the share consolidation, except for the outstanding share data on August 9, 2019, the weighted average number of shares outstanding used in the basic and diluted EPS which have been retroactively adjusted to give effect to the share consolidation and the bonus element included in the Rights offering, as required by IAS 33, Earnings per share, and consequently the basic and diluted earnings per share presented in this MD&A.

Cash flow analysis

The consolidated statements of cash flows for the quarter ended June 30, 2019 and the comparative period in 2018 are presented below.

	Six months ended June 30,
	2019	2018
Cash flows used in operating activities	$(46,633)	$(44,915)
Cash flows from financing activities	123,734	36,424
Cash flows used in investing activities	(3,379)	(3,072)

Net change in cash during the year	73,722	(11,563)
Net effect of currency exchange rate on cash	(109)	218
Cash, beginning of the period	7,389	23,166

Cash, end of the period	$81,002	$11,821

Cash flow used in operating activities increased by $1.7 million during the six months ended June 30, 2019 compared to the same period in 2018. The increase is mainly due to a significant increase in payments to suppliers as the Company paid past due invoices following the receipt of funding during the quarter ended June 30, 2019. This was partially offset by lower operating expenses and by the fact that under IFRS 16, the cash flows relating to leases are now included in cash flows from financing activities.

Cash flows from financing activities increased by $87.3 million during the six months ended June 30, 2019 compared to the same period in 2018 mainly due to the equity financing on April 23, 2019 that raised gross proceeds of $75.0 million and the Right Offering that raised $39.4 million in June 2019. This increase was partially offset by the decrease in proceeds from debt and warrant issuances on the credit facility during the six months ended June 30, 2019 by $20.1 million and the fact that payments on leases of $4.7 million are now included as part of cash flows from financing activities.

Cash flows used in investing activities remained low and stable when comparing both periods as the Company was limiting its investments in capital and intangible assets.

LIQUIDITY AND CONTRACTUAL OBLIGATIONS

At June 30, 2019, the Company had working capital of $81.6 million. The Company financial situation improved significantly following the conversion of almost the entirety of the SALP debt into common shares therefore significantly reducing the debt burden of the Company along with the receipt of gross proceeds of $75.0 million from two private placements and $39.4 million from the Right Offering. Due to these funds and the fact that the interest payments on long-term debt are almost eliminated, the Company now has sufficient funds to resume its operating activities at a low spending level until it secures additional funding from the potential sources identified below:

•

The Company is in ongoing discussions with potential licensees for its drug pipeline. Any such discussions may lead to the conclusion of a licensing transaction which could generate a combination of licensing, milestone and royalty revenues;

23 of 30

•	The monetization of non-core assets; and

•

The Company is currently planning and taking steps to prepare itself for a NASDAQ listing that would be completed within the earliest timeline possible. Assuming favorable market conditions, financing from this exchange could occur.

Despite the Company’s efforts to obtain further financing, there can be no assurances of its access to further funding. Until such time as another substantial transaction brings in additional funding, a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern will continue to exist.

Financial obligations

The timing and expected contractual outflows required to settle the financial obligations of the Company recognized in the consolidated statement of financial position at June 30, 2019 are presented in the table below:

		Contractual Cash flows
At June 30, 2019	Carrying amount	Payable within 1 year	2 - 4 years	5 years	Later than 5 years	Total
Accounts payable and accrued liabilities	$16,949	$16,949	$—	$—	$—	$16,949
Long-term portion of royalty payment obligations	2,969	—	3,350	26	275	3,651
Lease liabilities	41,198	9,404	26,030	7,334	44,867	87,635
Long-term portion of other employee benefit liabilities	505	—	505	—	—	505
Long-term debt	8,560	1,588	3,025	10,823	—	15,436

	$70,181	$27,941	$32,910	$18,183	$45,142	$124,176

Commitments

The Company’s commitments have remained essentially unchanged from those disclosed in the MD&A for the year ended December 31, 2018. The minimum lease payments under lease agreements are now included on the statement of financial position under lease liabilities following the adoption of IFRS 16. As of December 31, 2018, the Company had $75.0 million of lease commitments compared to contractual cash flows of $87.6 million relating to lease liabilities included in the financial obligations as at June 30, 2019 following the adoption of IFRS 16. The increase is mainly due to the inclusion of lease payments beyond minimum commitments when the Company believes it is reasonably certain it will exercise its options to extend the lease period for certain leases even though it has not yet exercised the renewal option.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected quarterly financial information for the last eight quarters:

		Net loss attributable to the owners of the parent
			Per share
Quarter ended	Revenues	Total	basic & diluted 1)
June 30, 2019	$16,985	$(161,753)	$(8.12)
March 31, 2019	8,233	(28,136)	(33.26)
December 31, 2018	10,597	(102,953)	(124.04)
September 30, 2018	12,330	(28,472)	(34.30)
June 30, 2018	20,155	(32,270)	(38.97)
March 31, 2018	4,292	(31,671)	(38.44)
December 31, 2017	6,596	(38,279)	(46.57)
September 30, 2017	24,034	(15,542)	(19.05)

1)

As required by IAS 33, Earnings per share, the Company recalculated the weighted average number of shares used in the basic and diluted EPS calculations for all the periods presented in the table above to take into consideration the share consolidation that took place on July 5, 2019 and the bonus element in the Rights Offering.

24 of 30

Revenues from period to period may vary significantly as these are affected by the timing of orders for goods and the shipment of the orders and the timing of the provision of research services under service agreements. The revenues are also affected by the timing of the signing of licensing agreements and achievement of milestones established in these agreements and how these revenues are recognized for accounting purposes. The timing of the recognition of these revenues and the timing of the recognized expense can cause significant variability in the results from quarter to quarter.

Revenues were $24.0 million during the quarter ended September 30, 2017 mainly driven by licensing and milestone revenues following the signing of a small molecule licensing agreement which resulted in $19.7 million of revenue. R&D and Administration, selling and marketing expense were $23.2 million and $7.7 million respectively, remaining at similar levels to the prior quarter. A non-cash loss on extinguishments of liabilities of $4.2 million was recorded as the holder of the long-term debt decided to reduce the face value of the loan in consideration of shares they received pursuant to a private placement that occurred in July 2017.

Revenues during the quarter ended December 31, 2017 were $6.6 million, of which the majority was driven by product sales and service revenues from the Bioseparation segment. Research and development and administration, selling and marketing expense were $28.2 million and $8.8 million respectively. The $5.0 million increase in R&D costs compared to the previous quarter is mainly due to higher expense relating to cost of therapeutics for clinical trials, an increase in the external cost incurred in running the trials and higher salary and benefit expenses. Administration, selling and marketing expenses were slightly higher by $1.1 million principally due to higher salary and benefit expenses. During the quarter, the Company recognized a bad debt expense of $20.5 million, effectively offsetting the milestone and licensing revenues earned during the previous quarter.

Revenues were $4.3 million during the quarter ended March 31, 2018 of which $3.8 million came from product sales. Cost of sales and other production expenses were high reflecting lower margins on the products sold during the period and an inventory write-off on a portion of the plasma held in inventory to net realisable value in advance of a sales transaction to take place during the following quarter but for which the selling price had been settled in advance. R&D expenses at $22.4 million were lower by $5.8 million and Administration, selling and marketing expenses also declined by $1.1 million compared to the previous quarter. Financing cost increased to $4.2 million reflecting the higher debt level and the higher borrowing cost of the Credit Facility.

Revenues during the quarter ended June 30, 2018 were $20.2 million, of which the majority was driven by a $14.0 million sale of excess plasma inventory. Sales of product from the Bioseparations segment made up most of the remaining revenues reflecting strong sales for that segment. Cost of sales and other production expenses were $16.4 million, R&D expenses at $24.0 million increased slightly over the previous quarter while Administration, selling and marketing expense decreased slightly to $6.9 million. Financing cost increased to $6.3 million reflecting the continuous increase in the debt level and the higher borrowing cost of the Credit Facility.

Revenues during the quarter ended September 30, 2018 were $12.3 million, which were equally driven by sales from Plasma-derived therapeutics and Bioseparations segments. Sales from the Plasma-derived segment included excess normal source plasma inventory in the amount of $5.7 million. Cost of sales and other production expenses were $9.2 million. R&D expenses at $24.1 million were similar to the previous quarter while Administration, selling and marketing expenses decreased slightly to $6.2 million. Financing cost at $5.9 million, continued to increase reflecting the higher debt level as the Company continued to draw on the Credit Facility.

Revenues during the quarter ended December 31, 2018 were $10.6 million, which was driven by strong sales from the Bioseparations segment and another sale of excess normal source plasma inventory of $3.1 million in Plasma-derived therapeutics segment. Cost of sales and other production expenses were $7.6 million. R&D expenses decreased slightly to $21.1 million while Administration, selling and marketing expenses increased to $8.8 million, impacted by severance expenses. Financing cost increased to $6.6 million reflecting the higher debt level and the higher borrowing cost of the Credit Facility. During the quarter, a gain on extinguishment of liabilities of $34.9 million was recorded as a result of the modifications to the Company’s long-term debt, namely the extension of the maturity date. Impairments, mainly pertaining to IVIG assets totalling $150.0 million were recognized following changes to the strategic plans which will delay the commercialisation of IVIG significantly.

25 of 30

Revenues were $8.2 million during the quarter ended March 31, 2019, of which $7.8 million came from product sales, and were lower than those recorded in the previous three quarters as there was no sale of normal source plasma. R&D expenses at $19.2 million were $1.9 million lower and finance costs at $7.4 million increased slightly by $0.8 million compared to the previous quarter. Both of these expenses were affected by the adoption of IFRS 16 which caused the implicit interest component of the leases to be recorded in finance costs. Administration, selling and marketing decreased by $3.0 million from its higher level in December 2018 which included significant termination benefits. Finally, foreign exchange gains recorded during the period contributed to the reduction.

Revenues were $8.8 million during the quarter ended June 30, 2019 and were mainly generated from our Bioseparations segment. R&D expenses at $24.2 million were $5.0 higher and Administration, selling and marketing expenses at $18.6 million were $11.0 higher. Increase is mainly driven by an increase of $4.4 million of the share-based payment expenses recognized in R&D expenses and $8.9 million recognized in Administration, selling and marketing expenses over the previous quarter. Finance cost decreased by $3.8 million as the long-term debt declined significantly on April 23, 2019 as part of the debt restructuring which resulted in a loss on extinguishment of liabilities of $92.3 million. The net loss for the quarter ended June 30, 2019 was $133.7 million which represents an increase of $104.9 million from the previous quarter. The increase was driven by the loss on extinguishment of liabilities and the increase in share-based payment expense.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares. At August 9, 2019, 23,313,164 common shares, 2,054,767 options to purchase common shares, 17,859 restricted share units and 173,012 warrants to purchase common shares were issued and outstanding.

TRANSACTIONS BETWEEN RELATED PARTIES

In February 2019, the Company ceased to have significant influence over its investment in ProThera Biologics, Inc. (“ProThera”) and as such, transactions between the two parties are no longer considered related party transactions since ProThera is no longer an associate.

SALP is a related party to the Company since November 14, 2018 and, as such, all the transactions that the Company concluded with them since that date are considered a related party transaction.

CHANGES IN ACCOUNTING POLICIES

The accounting policies used in the consolidated financial statements are consistent with those applied by the Company in its December 31, 2018 audited annual consolidated financial statements except for the element described below.

IFRS 16, Leases

IFRS 16 replaces IAS 17, Leases (“IAS 17”). IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is less than 12 months, or the underlying asset has a low value. IFRS 16 substantially carries forward the lessor accounting in IAS 17 with the distinction between operating leases and finance leases being retained.

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for 2018 has not been restated. The cumulative effect of initially applying the standard is recognized at the date of initial application. The current and long-term portions of operating and finance lease inducements and obligations presented in the statement of financial position at December 31, 2018, reflect the accounting treatment under IAS 17 and related interpretations.

26 of 30

The Company elected to use the transitional practical expedient allowing the standard to be applied only to contracts that were previously identified as leases under IAS 17 and IFRIC 4, Determining whether an arrangement contains a lease at the date of initial application. The Company applied the definition of a lease under IFRS 16 to contracts entered into or changed on or after January 1, 2019.

The Company also elected to record right-of-use assets for leases previously classified as operating leases under IAS 17 based on the corresponding lease liability, adjusted for prepaids or liabilities existing at the date of the transition that relate to the lease. When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average discount rate applied to the total lease liabilities recognized on transition was 18.54%. For leases that were previously classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at the date of adoption was established as the carrying amount of the lease asset classified in capital assets and the finance lease obligation at December 31, 2018. These assets and liabilities are grouped under right-of-use assets and lease liabilities as of January 1, 2019 and IFRS 16 applies to these leases as of that date.

In addition, the Company elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases for which it is not required to recognize a right-of-use asset and a corresponding lease liability. The Company also elected to not apply IFRS 16 when the underlying asset in a lease is of low value.

The Company has elected, for the class of assets related to the lease of building space, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The table below shows which line items of the consolidated statement of financial position were affected by the adoption of IFRS 16 and the impact. There was no net impact on the deficit.

	As reported as at December 31, 2018	Adjustments for the transition to IFRS 16	Balance as at January 1, 2019
Assets
Prepaids	$1,452	$(84)	$1,368
Capital assets	41,113	(1,043)	40,070
Right-of-use assets	—	39,149	39,149
Liabilities
Accounts payable and accrued liabilities	$31,855	$(2,499)	$29,356
Current portion of lease liabilities	—	8,575	8,575
Long-term portion of lease liabilities	—	34,126	34,126
Long-term portion of operating and finance lease inducements and obligations	1,850	(1,850)	—
Other long-term liabilities	5,695	(330)	5,365

Prior to adopting IFRS 16, total minimum operating lease commitments as at December 31, 2018 were $75.0 million. The decrease between the total of the minimum lease payments set out in Note 29 of the audited annual consolidated financial statements for the year ended December 31, 2018 and the total lease liabilities recognized on adoption of $42.7 million was principally due to the effect of discounting on the minimum lease payments. The amount also decreased slightly due to the fact that certain costs that are contractually committed under lease contracts, but which do not qualify to be accounted for as a lease liability, such as variable lease payments not tied to an index or rate, were previously included in our lease commitment table whereas they are not included in the calculation of the lease liabilities. These impacts were partially offset by the inclusion of lease payments beyond minimum commitments relating to reasonably certain renewal periods that had not yet been exercised as at December 31, 2018 which effect is to increase the liability. Right-of-use assets at transition have been measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent relating to that lease.

27 of 30

The consolidated statement of operations was impacted as the recording of depreciation of the right-of-use assets continues to be recorded in the same financial statement line items as it was previously while the implicit financing component of leasing agreements is now recorded under finance costs. The impact is not simply in the form of a reclass but also in terms of measurement, which are very much affected by the discount rates used and whether the Company has included renewal periods when calculating the lease liability.

The consolidated cash flow statement was also impacted since the cash flows attributable to the lease component of the lease agreements are now shown as payments of principal and interest on lease liabilities which are now part of cash flows from financing activities.

Management is not able to quantify these differences since it did not restate the 2018 consolidated financial statements and therefore does not have the comparative data.

With the adoption of IFRS 16, the Company has adopted new accounting policies for the accounting of leases, including policies regarding the right-of-use assets, lease liabilities, short-term leases and low value leases. Details are provided in note 2 of the condensed interim consolidated financial statements for the quarter and the six months ended June 30, 2019.

IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”)

IFRIC 23 clarifies how the recognition and measurement requirements of IAS 12 – Income Taxes are applied where there is uncertainty over income tax treatments. The Interpretation is effective for annual periods beginning on or after January 1, 2019 and was adopted by the Company on that date. The Company assessed the impact of this Interpretation and concluded that it had no impact on the amounts recorded in its consolidated statements of financial position on the date of adoption.

NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

There are no new standards not yet adopted by the Company that are pertinent to its operations.

SIGNIFICANT JUDGMENTS AND CRITICAL ACCOUNTING ESTIMATES

The preparation of the interim consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. As a result of the application of IFRS 16 and IFRIC 23, the Company has modified its disclosure on significant judgments and estimates. The other significant accounting judgments and critical accounting estimates applied by the Company, disclosed in the consolidated financial statements for the year ended December 31, 2018, remain unchanged.

Leases - The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain that this option will not be exercised.

The Company has the option, under some of its leases to lease the assets for additional terms of up to fifteen years. Judgement is applied in evaluating whether it is reasonably certain to exercise the option to renew. That is, all relevant factors that create an economic incentive for it to exercise the renewal are considered. After the commencement date, the lease term is reassessed if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew.

28 of 30

The renewal period is included as part of the lease term for a manufacturing plant lease which it estimates it is reasonably certain to exercise due to the importance of this asset to its operations, the limited availability on the market of a similar asset with similar rental terms and the related cost of moving the production equipment to another facility.

Uncertainty over income tax treatments

R&D tax credits for the current period and prior periods are measured based on its best estimate and judgment at the amount the Company expects to receive from the tax authorities as at the reporting date, either in the form of income tax refunds or refundable grants. However, there are uncertainties as to the interpretation of the tax legislation and regulations, in particular regarding what constitutes eligible R&D activities and expenditures, as well as the amount and timing of recovery of these tax credits. In order to determine whether the expenses incurred are eligible for R&D tax credits, the Company must use judgment and may resort to complex techniques, which makes the recovery of tax credits uncertain. As a result, there may be a significant difference between the estimated timing and amount recognized in the consolidated financial statements in respect of tax credits receivable and the actual amount of tax credits received as a result of the tax administrations’ review of matters that were subject to interpretation. The amounts recognized in the consolidated financial statements are based on the best estimates of the Company and in its best possible judgment, as noted above.

FINANCIAL INSTRUMENTS

Use of financial instruments

The financial instruments that are used by the Company result from its operating and investing activities, namely in the form of accounts receivables and payables, and from its financing activities resulting usually in the issuance of long-term debt. The Company does not use financial instruments for speculative purposes and has not issued or acquired derivative financial instruments for hedging purposes.

Impact of financial instruments in the consolidated statements of operations

The following line items in the consolidated statement of operations for the quarter and six months ended June 30, 2019 include income, expense, gains and losses relating to financial instruments:

•	loss on extinguishments of liabilities

•	change in fair value of financial instruments measured at fair value through profit or loss

•	finance costs; and

•	foreign exchange gains and losses.

Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed. The management of the financial risks are the same as those described in the December 31, 2018 MD&A.

RISK FACTORS

For a detailed discussion of risk factors which could impact the Company’s results of operations and financial position, other than those risks pertaining to the financial instruments, please refer to the Company’s Annual Information Form filed on www.sedar.com

29 of 30

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

No changes were made to the Company’s internal controls over financial reporting during the six months ended June 30, 2019 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

30 of 30